UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

ENDEAVOUR SILVER CORP.
(Name of Issuer)

Common Share, without par value
(Title of Class of Securities)

29258Y103
(CUSIP Number)

Trent Mell
Executive Vice President, Corporate Affairs
AuRico Gold Inc.
110 Yonge Street, Suite 1601
Toronto, ON M5C 1T4
Tel: (647) 260-8880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Ricardo Leofanti
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750, P.O. Box 258
Toronto, Ontario M5K 1J5
Canada
(416) 777-4700

October 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box .

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38115J100	Page 2 of 6

1.	NAMES OF REPORTING PERSONS AuRico Gold Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER nil (See Item 5)
	8.	SHARED VOTING POWER nil
	9.	SOLE DISPOSITIVE POWER nil (See Item 5)
	10.	SHARED DISPOSITIVE POWER nil
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON nil (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 38115J100	Page 3 of 6

Introductory Note

This Amendment No. 1 on Schedule 13D/A amends and supplements the Schedule 13D originally filed by AuRico Gold Inc. (the “Reporting Person”) on July 13, 2012 (collectively, the “Schedule 13D”). This Amendment No. 1 is being filed to report the sale of Common Shares, of the Issuer (as defined below) by the Reporting Person. Except as indicated in this Amendment No. 1, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein that are not defined herein have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 1 relates to common shares, without par value (“Common Shares”), of Endeavour Silver Corp., a corporation organized under the laws of the Province of British Columbia (the “Issuer”). The Issuer has its principal executive offices at 301-700 West Pender Street, Vancouver, British Columbia V6C 1G8 Canada.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

AuRico Gold Inc. sold 11,037,528 Common Shares of the Issuer on an underwritten block trade basis at CAD$8.60 per share on October 17, 2012. The syndicate was jointly led by the Canadian Imperial Bank of Commerce, the Bank of Montreal Capital Markets and Dundee Securities Ltd.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Shares of the Issuer deemed to be beneficially owned by the Reporting Person is nil shares, which represents approximately 0% of the outstanding Common Shares of the Issuer.

(b) None of the persons set forth on Schedule A has any interest in the Common Shares of the Issuer.

(c) Except as described below, no transactions in the securities of the Issuer were effected by the Reporting Person or, to its knowledge, any other person set forth on Schedule A, during the past 60 days.

(d) The table below sets forth a list of each sale of Common Shares of the Issuer by the Reporting Person in open market transactions since the last reported transaction in Schedule 13D:

	Number of Shares
Transaction Date	Sold	Price Per Share*
October 17, 2012	11,037,528	CAD$8.60

_______________________
* Sold on an underwritten block trade basis, at CAD$8.60 per share on October 17, 2012. The syndicate was jointly led by the Canadian Imperial Bank of Commerce, the Bank of Montreal Capital Markets and Dundee Securities Ltd.

(e) On October 17, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 38115J100	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: October 22, 2012

AURICO GOLD, INC.

By: /s/ Trent Mell
Name: Trent Mell
Title: Executive Vice President, Corporate Affairs

CUSIP No. 38115J100	Page 5 of 6

SCHEDULE A

CERTAIN INFORMATION REGARDING THE EXECUTIVE OFFICERS AND DIRECTORS OF AURICO GOLD, INC.

Directors

Name	Principal Occupation	Business Address	Citizenship
Scott Perry	President and Chief	c/o of AuRico Gold, Inc.	Canada
	Executive Officer of	110 Yonge Street, Suite 1601
	AuRico Gold Inc.	Toronto, ON M5C 1T4
Canada

Luis Chavez	Director of Mexican	c/o of AuRico Gold, Inc.	Mexico
	Operations of AuRico	110 Yonge Street, Suite 1601
	Gold Inc.	Toronto, ON M5C 1T4
Canada

Ronald Smith	Director	c/o of AuRico Gold, Inc.	Canada
110 Yonge Street, Suite 1601
Toronto, ON M5C 1T4
Canada

Mark Daniel	Director	c/o of AuRico Gold, Inc.	Canada
110 Yonge Street, Suite 1601
Toronto, ON M5C 1T4
Canada

Patrick Downey	Director	c/o of AuRico Gold, Inc.	Canada
110 Yonge Street, Suite 1601
Toronto, ON M5C 1T4
Canada

Colin K. Benner	Executive Chairman of	c/o of AuRico Gold, Inc.	Canada
	AuRico Gold Inc.	110 Yonge Street, Suite 1601
Toronto, ON M5C 1T4
Canada

Richard M. Colterjohn	Managing Partner and	c/o Glencoban Capital	Canada
	Principal, Glencoban	Management
	Capital Management	130 Bloor St. W Suite 905
	Incorporated	Toronto, Ontario M5S 1N5
Canada

Alan R. Edwards	President & Chief	c/o Cooper One Inc.	United States
	Executive Office,	1980-1075 West Georgia Street
	Cooper One	Vancouver, British Columbia
	Incorporated	V6E 3C9
Canada

Joseph Spiteri	Principal Mining	c/o of AuRico Gold, Inc.	Canada
	Consultant, SGM	110 Yonge Street, Suite 1601
	Consultants Incorporated	Toronto, ON M5C 1T4
Canada

CUSIP No. 38115J100	Page 6 of 6

Executive Officers

Scott Perry	President, Chief Executive Officer and Director
Trent Mell	Executive Vice President, Corporate Affairs
Russell Tremayne	Executive Vice President and Chief Operating Officer
Peter MacPhail	Chief Operating Officer, Canadian Operations
Chris Bostwick	Senior Vice President, Technical Services
Chris Rockingham	Vice President, Exploration and Business Development
Luis Chavez	Director of Mexican Operations and Director
Chris Richter	Vice President, Corporate Development
Charlene Milner	Vice President, Finance
Anne Day	Vice President, Investor Relations & Communications

The principal occupation of each of the executive officers listed above is serving as an employee of the Reporting Person in their respective capacity listed above. Each of the executive officers listed above is a citizen of Canada, except Russell Tremayne, who is a citizen of the United Kingdom, and Luis Chavez, who is a citizen of Mexico, and the principal business address of each such individual is c/o of AuRico Gold, Inc., 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4, telephone (649) 260-8880.

The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any of such individuals is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Amendment No. 1 to Schedule 13D.